AB INTERNATIONAL GROUP CORP.

Frunze Street 176, Issikatinskiy district, Milianfan, Kyrgyzstan, 720000

Tel. +996-558-414146

January 15, 2015

Mr. Michael Kennedy,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: AB International Group Corp.

       Amendment No.3 to Registration Statement on Form S-1

       Filed December 29, 2014

       File No. 333-199238

Dear Mr. Michael Kennedy:

Pursuant to the phone conversation with John T. Root, Jr. the Company’s attorney, held on January 14, 2015, AB International Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 4 to the registration statement on Form S-1 (the " Registration Statement") and updated auditor’s consent in response to the Commission's oral comments.

Please direct any further comments or questions you may have to John T. Root, Jr. the Company’s attorney or directly to the company at bekenaitbaev@gmail.com.

Thank you.

Sincerely,

/S/ Beken Aitbaev

Beken Aitbaev, President